

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

18230
No Act



04000868

January 9, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-9-2004

Sean X. McKessy
Securities Counsel
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629

Re: Caterpillar Inc.
Incoming letter dated December 3, 2003

Dear Mr. McKessy:

This is in response to your letters dated December 3, 2003 and December 18, 2003 regarding the shareholder proposal submitted to Caterpillar by John Chevedden. We also have received a letter from the proponent dated December 12, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278



Caterpillar Inc.

100 NE Adams Street
Peoria, Illinois 61629-7310

December 3, 2003

Via Federal Express
Securities & Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. John Chevedden

Ladies and Gentlemen:

Caterpillar Inc. has received the attached shareholder proposal from Mr. John Chevedden regarding our Shareholder Rights Plan for inclusion in our upcoming proxy materials. For reasons discussed below, we believe that without the amendments suggested below the proposal is excludable under the Rule 14a-8 prohibition against the inclusion of false or misleading information in proxy solicitation materials. We request your concurrence that unless the proponent amends the proposal within a timeframe specified by the Division in accordance with our recommendations, you will not recommend enforcement action if we exclude the proposal from our proxy materials.

False and Misleading Statements in the Proposal

Rule 14a-8(i)(3) permits the omission of a shareholder proposal if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The Commission recently confirmed that issuers are permitted to omit proposals containing false and misleading statements that the proponent refuses to amend. *See Cisco Systems, Inc. (Sept. 19, 2002).* Mr. Chevedden's proposal suffers from this defect in several respects. Accordingly, we believe the proposal may be omitted from the 2003 Proxy Statement pursuant to Rule 14a-8(i)(3).

First, the second paragraph of the proposal asserts that "[o]nly 39% of shares outstanding supported our Directors' position on this topic in 2003." This statement lacks any support and is extremely misleading. The 39 percent figure assumes that every single one of the following did not support the Directors' position:

- 32,257,750 shares not voted in person or by proxy;
- 8,265,091.41shares abstaining from voting on the proposal; and
- 39,461,057 shares not voted by brokers in the absence of instructions from shareholders.

The fact that these shares were not cast against the proposal at the 2003 meeting does not, as the proponent suggests, "prove" that all of these shares did not support the Directors' position. There is simply no way to ascribe any position to these shares, as there are a myriad of reasons that shares were not voted or for abstentions. Additionally, the broker non-votes are by definition shares not voted because brokers do not know what position the underlying shareholders would take for the proposal. In the absence of any evidence that the proponent contacted all of the owners of these 79,983,898 shares and affirmatively concluded that they all did not support the Directors' position on the topic, that statement – designed to mislead shareholders into believing that more shareholders supported his proposal last year than the demonstrable facts suggest – must be stricken. The only facts supported by the numbers are that 51.3% of the votes cast voted against his proposal, and 59% of the votes present at the meeting did not vote in favor of the proposal. In light of these facts, the proponent should be required to omit this sentence.

Second, the proposal states that "[i]n four years our Directors have not provided any management position evidence [sic] that they consulted with a corporate governance authority who supported this proposal topic." This statement is misleading in that it suggests that the company has not adequately researched the topic, when, in fact, each opposition statement the last four years has included extensive survey data supporting shareholder rights plans prepared by noted governance authorities Georgeson & Company Inc. and JP Morgan. Additionally, oppositions the last two years have included a statement by the Director of Corporate Programs at Institutional Shareholder Services that "companies with poison pills tend to get higher premiums on average than companies that don't have pills." These facts require that this sentence also be stricken from the proposal.

Finally, the proposal contains the following statement: "I believe our Directors could make a token response – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors [sic] to give us a poison pill with not even a subsequent vote, would not substitute for this proposal." These statements – aside from being internally inconsistent with the proponent's earlier statement that "I do not see how our Directors object to this proposal because it gives Directors the flexibility to overrule our shareholder vote" -- should be stricken as misleading and insupportable. The proponent does not and cannot provide any evidence in support of the suggestion that the company's Directors might make a "token" response, or that they would take any action "hoping to gain points in the new corporate governance rating systems." In the absence of any concrete evidence that the Directors have ever made a "token" response, took any action "to gain points" or made a "reversible decision" in the past, the proponent should not be permitted to include such bald and insupportable accusations in his proposal simply by casting them as his opinions. Opinions unsupported by any demonstrable evidence are just as false and misleading as untrue statements cast as facts.

For the foregoing reasons, we believe that the proposal may be omitted from Caterpillar's 2004 proxy statement unless it is amended to ameliorate the defects identified herein. We respectfully request that the Staff confirm that it will not recommend any enforcement action if the proposal is omitted unless the proponent amends it as follows:

- Delete the unsupported statement that "Only 39% of shares outstanding supported our Directors' position on this topic;"
- Delete the untrue statement that "In four years our Directors have not provided any management position evidence [sic] that they consulted with a corporate governance authority who supported this topic;" and
- Delete the false and misleading statement cast as an opinion that the company's Directors "could make a token response – hoping to gain points in the new corporate governance rating systems. A reversible response, which would still allow our directors [sic] to give us a poison pill with not even a subsequent vote, would not substitute for this proposal."

A copy of this letter has been provided to Mr. Chevedden. We thank you in advance for your consideration.

Sincerely,



Sean X. McKessy
Securities Counsel

SX McKessy
Legal Services Division, AB7310
Telephone: 309-675-1094
Facsimile: 309-675-6620
Enclosure

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

December 12, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Caterpillar (CAT)
Response to No Action Request of December 3
John Chevedden, shareholder

Ladies and Gentlemen:

The company no action request objects to three items of shareholder proposal text. The following is submitted to support non-concurrence with the company request:

(1)
The company 10-Q for the quarter ending March 31, 2003 reported (on page 35):
135,744,429 shares voted against for this topic at the 2003 annual meeting.

The company reported in its 2003 definitive proxy:
"On February 10, 2003, there were 344,271,030 shares of Caterpillar common stock outstanding."

Thus the basic calculation made is 135,744,429 divided by 344,271,030 equals 39%.

Thus the 39% statistic is based on data the company submitted in its definitive proxy and 10-Q filings with the Securities and Exchange Commission.

There is no public policy reason that shareholders should be denied access to information based on a simple calculation derived from the figures the company submitted to the Securities and Exchange Commission.

The only material way to measure support in the context of company filings with the Securities and Exchange Commission is support measured through a vote. The company speculation on unvoted sentiment seems more appropriate if the company had hired a pollster to measure shareholder support.

The Maytag Corporation (MYG) 2002 definitive proxy appears to validate this method of reporting the voting results on page 19 (italics added):

"The 1999 proposal [for annual election of each director] was adopted by an affirmative vote of 51.9% of the shares voting, *representing only 38.1% of all shares outstanding of Maytag*." The 38.1% calculation is made in the same manner as the 39% calculation.

(2)

The company provided no claim or evidence that it "consulted with a corporate governance authority who supported this proposal topic."

However the company claims that it did something other than consult with a "corporate governance authority who supported this proposal topic." For instance the company cited "survey data" instead. Therefore according to this company fallacy the company's citing of "survey data" makes untrue the shareholder statement about the company not consulting with a "corporate governance authority ..."

(3)

The company resistance to shareholder proposals is evident from the number of no action requests it has made in response to established shareholder proposal topics in the last 6 years.

The attached exhibit, Council of Institutional Investors *Alerts*, November 13, 2003, is evidence of the concern about companies adopting "meaningless" polices in response to shareholder proposals which receive majority votes.

There is no public policy benefit for shareholders to be denied access to information that companies may respond in a "meaningless" manner to shareholder proposals.

Shareholders should be allow to decide for themselves whether a company, which repeatedly resists shareholder proposals, may have a tendency to respond in a "meaningless" manner.

I do not believe the company has met its burden of proving its allegations.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,



John Chevedden
Shareholder

cc:
Glen Barton

On May 7, 2002 International Truck and Engine Corporation (International) commenced an action against Caterpillar in the Circuit Court of DuPage County, Illinois that alleges Caterpillar breached various aspects of a long-term agreement term sheet. In its fourth amended complaint, International seeks a declaration from the court that the term sheet constitutes a legally binding contract for the sale of heavy-duty engines at specified prices through the end of 2006, alleges that Caterpillar breached the term sheet by raising certain prices effective October 1, 2002, and also alleges that Caterpillar breached an obligation to negotiate a comprehensive long-term agreement referenced in the term sheet. International further claims that Caterpillar improperly restricted the supply of heavy-duty engines to International from June through September 2002, and claims that Caterpillar made certain fraudulent misrepresentations with respect to the availability of engines during this time period. International seeks damages "in an amount to be determined at trial" and injunctive relief. Caterpillar filed an answer denying International's claims and has filed a counterclaim seeking a declaration that the term sheet has been effectively terminated. Caterpillar denies International's claims and will vigorously contest them. This matter is not related to the breach of contract action brought by Caterpillar against Navistar currently pending in the Circuit Court of Peoria County, Illinois.

Item 2. Changes in Securities

Non-U.S. Employee Stock Purchase Plans

We have twenty-seven employee stock purchase plans administered outside the United States for our foreign employees. As of March 31, 2003, those plans had approximately 9,448 participants in the aggregate. During the first quarter of 2003, a total of 102,798 shares of Caterpillar common stock or foreign denominated equivalents were distributed under the plans. Participants in some foreign plans have the option of receiving non-U.S. share certificates (foreign-denominated equivalents) in lieu of U.S. shares of Caterpillar Inc. common stock upon withdrawal from the plan. These equivalent certificates are tradable only on the local stock market and are included in our determination of shares outstanding.

Item 4. Submission of Matters to a Vote of Security Holders

The Annual Meeting of Stockholders of Caterpillar Inc. was held on April 9, 2003, for the purpose of electing directors and voting on the proposal described below. Proxies for the meeting were solicited pursuant to Section 14(a) of the Securities Exchange Act of 1934 and there was no solicitation in opposition to management's solicitations.

Proposal 1 - Election of Directors

All of management's nominees for directors as listed in the proxy statement were elected with the following vote:

	Shares Voted "FOR"	Shares "WITHHELD"
Glen A. Barton	299,515,551.26	12,679,513.12
David R. Goode	250,903,556.90	61,291,507.48
Charles D. Powell	301,437,810.15	10,757,254.22
Joshua I. Smith	299,836,526.53	12,358,537.85

Proposal 2 - Stockholder Proposal - Shareholder Rights Plan

The stockholder proposal requesting the Board of Directors to redeem or terminate the company's shareholder rights plan unless put to shareholder vote was defeated with the following vote:

Shares Voted "FOR"	Shares Voted "AGAINST"	Shares "ABSTAINING"	Broker Non-Votes
128,724,486.39	135,744,429.58	8,265,091.41	39,461,057



As mentioned. a classified board is widely used by many major corporations to protect against inadequate tender offers or unsolicited attempts to seize control of a company. Without this protection hostile replacement of the Board could take place in less than 12 months. With this protection, a third party seeking to control Maytag must negotiate with the Board. The Board gains the time necessary to evaluate any proposal, study alternatives and seek the best result for all stockholders.

Your Board also believes that a director's performance and contribution is best measured over a longer period like the current three-year terms for directors, rather than the short-term focus inherent in annual elections. The longer terms permit the Board to avoid the temptation or compulsion to sell the businesses or assets of Maytag at times when best valuations due to market conditions are less achievable. Longer terms are also consistent with the Board's role in making decisions that have a long-term impact.

Similar proposals were submitted by the same stockholder at the 1998, 1999, 2000 and 2001 Annual Meetings. The 1998 proposal was defeated by a significant majority. The 1999 proposal was adopted by an affirmative vote of 51.9% of the shares voting, representing only 38.1% of all shares outstanding of Maytag. The 2000 proposal failed, receiving 49.8% affirmative votes, representing only 34% of all outstanding shares. The 2001 proposal passed, receiving 55.7% of shares voted, representing only 38.7% of outstanding shares. Following the 1999 and 2001 Annual Meetings, the Directors sought counsel and carefully reviewed the advisability of modifying the structure of the Board. Considering the merits of the current classified board structure, the directors concluded that maintaining a classified Board for Maytag, elected for three-year terms, gives the Board a significantly greater ability to act in the stockholders' best interest in the event of a takeover bid. Accordingly, the Board affirmatively declined to act on the request that the entire Board of Directors be elected each year.

Adoption of the Proponent's proposal would not by itself eliminate the classified Board. A formal amendment repealing the classified Board provision would need to be submitted to the stockholders and requires approval by the vote of the holders of at least two-thirds of Maytag's issued and outstanding stock entitled to vote at any regular or special meeting of stockholders. The votes in 1999 and 2001 fell far short of two-thirds of Maytag's issued and outstanding stock.

The Board of Directors recommends a vote AGAINST this proposal.

(5) STOCKHOLDER PROPOSAL CONCERNING SUPER-MAJORITY VOTING PROVISIONS

Maytag received a shareholder proposal from Nick Rossi, P.O. Box 249, Boonville, CA 95415, (the "Proponent"), who owns 800 shares of common stock. The proposal is as follows:

ALLOW SIMPLE-MAJORITY VOTE

ADOPT PROPOSAL THAT SHAREHOLDERS PASSED AT THE 2000 AND 2001 SHAREHOLDER MEETINGS

Maytag shareholders recommend to reinstate simple-majority vote on each issue submitted to shareholder vote to the fullest extent possible. This includes the 80% vote requirement to improve [sic] a certain rule at the highest level of the company. Also, request that any change in this proposal topic be put to shareholder vote—as a separate proposal.

Why return to simple-majority vote?

- Under the existing Maytag rule, if 79% of shares vote to improve [sic] a key rule at the highest level of the company and 1% vote no—only 1% of shares could force their will on the overwhelming 79% majority.
- Simple-majority proposals like this proposal won 54% APPROVAL from shareholders at major companies in both 1999 and 2000—*Investor Responsibility Research Center.*

<See page 2>



ALERTS

COUNCIL RESEARCH SERVICE

Volume 8 No. 37 Nov. 13, 2003

IN THIS ISSUE: It's taken more than a year, but the SEC has finally approved new standards for companies listed on the NYSE and Nasdaq. Overall the final rules are a marked improvement, and amendments to the Nasdaq's initial proposal significantly toughened the standards and narrowed the gap with the NYSE standards. A few changes opposed by the Council were approved on an accelerated basis without public comment. The Council will send a comment letter to the SEC detailing its concerns with the accelerated amendments.

Congressional efforts to stop the Financial Accounting Standards Board from requiring all stock options to be expensed persist, and the high-tech industry continues its lobbying efforts.

Pfizer continues to be a governance leader, amending its poison pill to terminate at the end of the year. We've only tracked a few other companies terminating their pills this year, and in each case—in contrast to Pfizer—the decisions followed majority votes on shareholder resolutions.

CalPERS urges other investors to join it and oppose the proposed restructuring of the NYSE's governance.

THE SEC HAS FINALLY APPROVED new corporate governance standards for companies listed on the New York Stock Exchange and the Nasdaq stock market.

The standards, first submitted to the SEC more than a year ago, have been amended three times by the NYSE and five times by the Nasdaq. They were finally approved by the SEC on Nov. 4.

In addition to amending the initial proposal, the NASD proposed three new standards addressing ethics policies, related party transactions and exemptions for foreign issuers. These standards were also subsequently amended several times.

The initial proposals combined with the first amendments were released for public comment. But the rest haven't been subject to any comment periods.

The SEC approved the whole kit and caboodle, including those standards not submitted for public comment, which the SEC approved on an accelerated basis. It is now seeking comments on them.

A table comparing the new NYSE and Nasdaq listing standards is attached at the end of this Alert.

OVERALL, THE FINAL RULES are a huge improvement over previous listing standards. And various amendments went a long way to bridging the initially wide gap between the Nasdaq and NYSE standards. As a result, the final standards at the two exchanges are fairly similar.

Most of the accelerated changes submitted by the Nasdaq were ones that toughened the initial proposal.

The Council will send a comment letter opposing the following accelerated changes to the NYSE's initial proposal:

- Shortening the look-back period from five to three years.
- Amending the business relationship test to examine only the revenues of the director's company.

The Council will also urge the SEC to press all exchanges to implement meaningful processes to ensure reviews and updates of the standards on an ongoing basis.

SIX COPIES OF ANY COMMENTS should be sent within 21 days to: Secretary, Securities and Exchange Commission, 450 Fifth Street NW, Washington, DC 20549-0609. All submissions should refer to File No. SR-NYSE-2002-33, SR-NASD 2002-141, SR-NASD-2002-77, SR-NASD-2002-80, SR-NASD-2002-138 and SR-NASD-2002-139.

Though the Council recognizes that all parties—including listed companies and investors—were eager to get the new improved listing standards in place, we're disappointed that some changes were approved without public comment.

CONGRESS CONTINUES TO MEDDLE with the stock option expensing issue. On

1730 Rhode Island Ave. NW, Suite 512, Washington, DC 20036
(202) 822-0800 FAX (202) 822-0801

Writers: Ann Yerger (anny@cii.org)
Michael McCartin (m_mccartin@cii.org)

Nov. 12, the Senate Subcommittee on Securities and Investment held a hearing on "The Financial Accounting Standards Board and Small Business Growth." The eight-person witness list appears to include only one speaker—Bob Herz, FASB chair—in favor of stock option expensing.

The first speaker, Sen. John Ensign (R-Nev.) is the co-sponsor of Senate Bill 979, the "Broad-Based Stock Option Plan Transparency Act of 2003," which would mandate a three-year study of enhanced disclosure of stock options and prohibit any new accounting standards on options until after the study period has ended.

Meanwhile, the American Electronics Association, the nation's largest high-tech association, has launched an employee letter-writing campaign to persuade Congress to adopt S. 979 and its companion bill at the House (H.R. 1372.)

The Council will send a letter to the Senate Subcommittee on Securities and Investment urging Congress to not interfere with FASB's independent rule-making process.

PFIZER LEADS THE WAY AGAIN, announcing October 30 that its board approved amending the poison pill to expire at the end of 2003. The company said the pill's termination was consistent with shareholders' views of corporate governance best practices.

Similar to its decision last year to repeal the classified board, Pfizer's decision on the pill wasn't in response to a shareholder resolution.

Once again, the decision makes Pfizer something of a governance maverick. Over the years, few companies have volunteered to redeem their pills, and when they have, it's usually been in response to winning shareholder resolutions.

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

Arden Realty, ***CSX*** and ***Northrop Grumman*** amended their pills to expire on or before Dec. 31, 2003. ***Energy East***, which doesn't have a poison pill, adopted a policy that it won't adopt a pill unless approved by shareholders.

3M, ***Hewlett-Packard*** and ***JP Morgan Chase***, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.

JP Morgan's policy appears to goes a step beyond the others by requiring any non-pre-approved pills to be submitted to a non-binding vote at the next special or annual meeting.

These clauses effectively render the policies meaningless. And the proponents of the winning shareholder proposals aren't happy. John Chevedden, sponsor of pill at Hewlett-Packard, called the fiduciary-out policy "as good as a fig leaf." Nick Rossi, proponent of the proposals at 3M and JP Morgan Chase, said that shareholder pre-approval should always be required.

CHANGES TO THE NYSE'S GOVERNANCE have been filed with the SEC on Nov. 7 and are now subject to a 21-day public comment period.

The Council is plowing through the 70-plus page release, and we'll forward a more detailed analysis, along with a comment letter, in next week's Alert.

In a nutshell, the changes would create two boards. A "board of directors" composed of six to 12 members "independent" of NYSE management, NYSE members and listed companies would be responsible for the exchange's governance, executive pay, internal controls and supervision of regulation. Though ostensibly independent, these directors will continue to be elected by the exchange's members.

The board of directors would appoint a "board of executives" of around 20 members, including executives of major broker dealers, floor representatives, lessor members, executives of listed companies and executives of institutional investors and large public funds. To identify candidates for this board, the board of directors would get input from each constituent group.

Regulatory oversight would rest with the board of directors, which would hire a chief regulatory officer with reporting authority to the regulatory oversight/budget committee.

THE TWO BOARDS would meet jointly and separately, with the board of directors always also meeting alone.

Audit, compensation, nominating and regulatory oversight committees would consist solely of members of the board of directors. Regulation and enforcement committees would include members of both boards, with a majority from the board of directors. The market structure, quality of markets and finance committees would also include members from both

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as soon as may be practical. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have the flexibility of discretion accordingly in scheduling any respective shareholder vote and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2000	50.8%
2001	49.7%
2002	48.2%
2003	48.7%

These percentages are based on yes and no votes cast. I believe this level of shareholder support is significant because this support followed our Directors' objections. This included extra cost company solicitations beyond the usual proxy distribution. Only 39% of shares outstanding supported our Directors' position on this topic in 2003.

I do not see how our Directors object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote. In four years our Directors have not responded with any management position evidence that our directors consulted with a corporate governance authority who supported this proposal topic. I believe our 4 consecutive votes between 48% and 51% are a strong signal of shareholder concern. This topic also won an overall 60% yes-vote at 79 companies in 2003.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.
Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.
Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.
Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.
"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."
T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a token response – hoping to gain points in the new corporate governance rating systems. A response, with a loophole to allow our directors to give a poison pill without a shareholder vote at any time, would not substitute for this proposal.

Council of Institutional Investors Recommendation
The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

CATERPILLAR®

Facsimile Cover Sheet

	Total number of pages Including cover sheet 4	Date December 18, 2003
To	Name Grace Lee	
	Department/Company Securities & Exchange Comm.	
	Plant/Office/Address 450 Fifth Street, N.W. – Mail Stop 3-6 – Washington, DC 20549	
	Fax (202) 942-9525	Telephone (202) 942-2825
From	Name Sean X. McKessy – mckessysx@cat.com	
	Company Caterpillar Inc., Legal Department	
	Address 100 N.E. Adams Street	
	City,State,Zip Peoria, IL 61629-7310	
	Fax (309) 675-6620	Telephone (309) 675-1094

Please see attached documents.

Best Regards!

Sean X. McKessy

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

310/371-7872

10-15-03
JBB / JBB
SXM
10/16 JJF

Mr. Glen Barton
Chairman
Caterpillar Inc. (CAT)
100 NE Adams Street
Peoria, IL 61629
Phone: (309) 675-1000
Fax: (309) 675-6155

Dear Mr. Barton,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. I intend to hold my stock until after the annual shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



Oct. 14, 2003

John Chevedden
Shareholder

cc: James B. Buda
Corporate Secretary
FX: 309/675-1094
Sean X. McKessy
PH: 309/675-1094
FX: 309/675-6620

RECEIVED TIME OCT. 15. 12:06AM PRINT TIME OCT. 15. 12:08AM

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support
2000	50.8%
2001	49.7%
2002	48.2%
2003	48.7%

These percentages are based on yes and no votes cast. I believe this level of shareholder support is impressive because this support followed our Directors' objections. This included extra company solicitations beyond the usual proxy distribution. Only 39% of shares outstanding supported our Directors' position on this topic in 2003.

I believe that shareholders are more likely to vote in favor of this proposal topic if shareholders have the staff and/or resources to thoroughly evaluate the best corporate governance practices. In four years our Directors have not provided any management position evidence that they consulted with a corporate governance authority who supported this proposal topic.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote. I believe our 4 consecutive votes between 48% and 51% are a strong signal of shareholder concern. This topic also won an overall 60% yes-vote at 79 companies in 2003.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a token response – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill with not even a subsequent vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for shareholder approval of poison pills.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

RECEIVED TIME OCT. 15. 12:06AM PRINT TIME OCT. 15. 12:08AM

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caterpillar Inc.
Incoming letter dated December 3, 2003

The proposal requests that the board seek shareholder approval at the earliest subsequent shareholder election for the adoption, maintenance or extension of any current or future poison pills and further recommends, that once adopted, removal or dilution of the proposal be submitted to a shareholder vote.

We are unable to concur in your view that Caterpillar may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must, in the sentence that begins "Only 39% of shares . . ." and ends ". . . on this topic in 2003," replace the phrase "supported our Directors' position" with the phrase "voted against" and provide a citation to a specific source. Accordingly, unless the proponent provides Caterpillar with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Caterpillar omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely



Grace K. Lee
Special Counsel